Amendment to the Master Services Agreement
For
Diamond Hill Capital Management, Inc.

This Amendment revises the Master Services Agreement, dated May 31, 2016, between Diamond Hill Capital Management Inc., an Ohio corporation to Diamond Hill Funds, an Ohio business trust, and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company (the “Agreement”).

Background
The parties desire to amend the Agreement to extend its initial term.

Terms and Conditions

1.	Section 8.1 of the Agreement is hereby deleted and replaced with the following:

“8.1. Initial Term. This Agreement shall continue in effect, unless earlier terminated by either party as provided under this Section 8, until August 31, 2020. (the “Initial Term”).”

2.	Except to the extent amended hereby, the Agreement shall remain in full force and effect.

3.	Conflicts. In the event of any conflict between this Amendment and the Agreement, this Amendment shall control.

4.	Headings. Section and paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

5.
Multiple Counterparts. This Amendment may be executed in two or more counterparts, each of which when executed shall be deemed to be an original, but such counterparts shall together constitute but the same instrument.

The parties duly executed this Agreement as of December 18, 2017.

	Diamond Hill Capital Management, Inc. On behalf of all Funds listed on Schedule A		Ultimus Fund Solutions, LLC
By:	/s/ Thomas E. Line	By:	/s/ Gary R. Tenkman
Name:	Thomas E. Line	Name:	Gary R. Tenkman
Title:	Chief Financial Officer	Title:	Managing Director, Chief Operating Officer